Grupo Dataflux, S.A. de C.V.

Date: August 4th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 9/16

todito.com

TODITO.COM ANNOUNCES 41% INCREASE IN EBITDA FOR 2Q03

--Sales Up 28% to US$ 4.2 million--
--ISP Sales increase 68% vs. 2Q02--
--38% EBITDA Margin in 2Q03 vs. 34% in 2Q02--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico, August 4th, 2003. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for 2Q03.

"We grew sales and improved margins," commented **Todito Founder and Chairman, Guillermo Salinas Pliego,** "We are consolidating our position as Mexico's leader in pre-paid connectivity and online advertising sales."

2Q03 Financial Results

	2Q03 (thousands)		% Change	2Q02 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	43,025	4,105	37%	31,412	2,997
Total Sales***	44,483	4,244	28%	34,639	3,305
Operating Costs + Expenses					
Cash Operating Costs + Expenses	26,237	2,503	34%	19,511	1,862
Total Operating Costs + Expenses	27,694	2,642	22%	22,738	2,170
EBITDA	16,789	1,602	41%	11,901	1,136

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of June 30, 2003.
** Conversion based on the exchange rate in effect as of June 30, 2003 of 10.48 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid Internet connection service (Todito Card), as well as e-commerce rents and commissions, and revenue from the online sale of other content and services.

Todito's Total Sales for 2Q03 increased 28% to Ps. 44.5 million (US$ 4.2 million) from Ps. 34.6 million (US$ 3.3 million) in 2Q02. Cash Sales increased 37% to Ps. 43 million (US$ 4.1 million), representing 97% of Total Sales.

Total Operating Costs and Expenses were Ps. 27.7 million (US$ 2.6 million), of which 95% -- Ps. 26.2 million (US$ 2.5 million) -- were in cash. Total Operating Costs and Expenses increased 22% to Ps. 27.7 million (US$ 2.6 million) in 2Q03, from Ps. 22.7 million (US$ 2.1 million) in 2Q02, primarily due to increased advertising sales commissions and ISP sales costs.

As a result, Todito's EBITDA for 2Q03 increased 41% to Ps. 16.8 million (US$ 1.6 million) compared to Ps. 11.9 million (US$ 1.1 million) in 2Q02.

"We are becoming more efficient in our operation even as we grow our market share," commented **Ruben Jordan, Todito's Finance Director.** "The result has been a substantial increase in EBITDA. During the next twelve months we will reinvest approximately US$ 2 million of our accumulated free cash in capital expenditures related to Todito's three principal businesses in Mexico-- Media, Connectivity and Ecommerce-- as well as in the expansion of these businesses into the United States."

Todito Pre-paid ISP Sales Up 68%

"We are growing our share of the Mexican ISP market daily and Todito is the undisputed leader in pre-paid internet connection," commented **Eugenio Laris, Todito's Director of ISP Sales.** "We are constantly innovating our products and services, adding new features and leaving our competitors far behind."

Active users of Todito Card grew 148% to 248,000 in 2Q03 from 100,000 in 2Q02. Todito Card points of sales surpassed 12,000, up 166% from 2Q02.

Online Advertising Cash Sales Up 30%

"Our online audience is booming," commented **Adrián González, Todito's Director of Operations.** "Mexican advertisers know that Todito is the place where they receive great value for their advertising investments."

Todito's audience increased 79% in 2Q03 with an average of 714,000 unique visitors per day compared with an average of 400,000 in 2Q02.

Todito's advertising cash sales increased 30% to Ps. 30 million (US$ 2.9 million) in 2Q03, from Ps. 23 million (US$ 2.2 million) in 2Q02.

Todito Returns US$ 6 millions in Accumulated Cash to Shareholders

"We have been cash flow positive almost since the beginning of our operations in 1999," said **Tim Parsa, Todito's CEO**. "This quarter we returned more than US$6 million to our two principal shareholders through a reduction in capital, as our accumulated cash reserves far exceeded our projected capital expenditures."

Todito registered a reimbursement of capital of Ps. 66 million (US$6.3 million); Ps. 33 million (US$3.2 million) to each of its two principal shareholders—**Grupo Dataflux, S.A. de C.V.** and **TV Azteca, S.A. de C.V.**

Six Months Accumulated Results

Todito's Total Sales for the first six months of the year increased 31% to Ps. 83.1 million (US$ 7.9 million) from Ps. 63.6 million (US$ 6 million) in 1S02.

Total Operating Costs and Expenses were Ps. 52.5 million (US$ 5 million), a 22% increase compared to Ps. 42.9 million (US$ 4.1 million) in 1S02, primarily due to increased advertising sales commissions and ISP sales costs. As a result, EBITDA increased 48% in 1S03, to Ps. 30.6 million (US$ 2.9 million) from Ps. 20.6 million (US$ 1.9 million) in 1S02.

	Six Months Ended June 30				
	2003 (thousands)		% Change	2002 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	80,721	7,702	42%	56,709	5,411
Total Sales***	83,124	7,931	31%	63,680	6,076
Operating Costs + Expenses					
Cash Operating Costs + Expenses	50,121	4,782	39%	36,021	3,437
Total Operating Costs + Expenses	52,524	5,011	22%	42,992	4,102
EBITDA	30,600	2,920	48%	20,688	1,974

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of June 30, 2003.
** Conversion based on the exchange rate in effect as of June 30, 2003 of 10.48 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid Internet connection service (Todito Card), as well as e-commerce rents and commissions, and revenue from the online sale of other content and services

With exception to the historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainty that can cause that the results differ substantially from the projected ones. The declarations are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.

Company Profile

Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, is jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTECA).

INVESTORS INQUIRIES

Ruben Jordan
Finance Director
Todito.com, S.A. de C.V
rjordan@toditocorp.com
Tel: 5281.8221.2031
Fax: 5281.8221.2091

PRESS INQUIRIES

Tristan Canales
Corporate Communications Director
TV Azteca, S.A. de C.V.
tcanales@tvazteca.com.mx
Tel: 5255.3099.1441
Fax 5255.3099.1464

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